Contact

www.linkedin.com/in/waynekchan
(LinkedIn)
www.vouch.us (Company)

Top Skills

Facebook

Mobile Devices

E-commerce

Wayne Chan

Gets it done

San Francisco Bay Area

Experience

Talent Labs AI
CTO, Co-Founder
2023 - Present (2 years)

Stealth :)

Multiple Companies
Angel Investor / Advisor
2013 - Present (12 years)

Areas of Investment / Advisory Roles

* Gaming

* Adtech

* Martech

* Cleantech

* Marketplace

Vouch Insurance
Head Of Engineering
2020 - 2022 (2 years)
San Francisco Bay Area

Vouch's mission is to build the best business insurance for those building
the future. Clients can activate coverage in minutes, with everything from
application to claims designed for the needs of high-growth companies. Vouch
is backed with $160M from SVB Capital, Ribbit Capital, Index Ventures, and
other leading investors, and is the preferred insurance provider to customers of
Silicon Valley Bank, Brex, Carta and WeWork.

2nd Address
VP Engineering (Head of Engineering)
2016 - 2020 (4 years)
San Francisco Bay Area

Led engineering at 2nd Address. As first full-time engineering employee and
head of engineering, responsible for P&L, hiring, training, and overseeing
all roles (Software, Data Science, DevOps, Project Management) within the

engineering organization. Supported growth of company & systems from 20 to over 120 employees and multiple pivots.

Collaborated closely with Product, Finance, Legal, Operations, Customer Support, to execute on the vision of a fully-online two-sided marketplace; moving traditional leasing & rentals online.

Key Projects Delivered Include
* Dynamic Pricing Model extrapolating nightly & monthly pricing with seasonality, based on internal & 3rd-party KPIs
* Data warehouse & analytics platform
* Fully online lease application processing, background checks and execution
* Fully regulatory-compliant (with federal, state, & municipal laws) rental management & payment transaction system for 7 different markets.
* Property management software & 3rd-party integrations
* Messaging platform to facilitate lease transactions for landlords & tenants.

Assisted company through multiple rounds of fundraising.

Vungle
VP Engineering (Head of Engineering)
2013 - 2015 (2 years)
San Francisco Bay Area

Led engineering, growing team from 4 in SF to 80+ engineers worldwide, established global engineering offices including within the Greater China region.

• Created first mobile video ad exchange, serving 100M+ monthly unique users worldwide (including China)
* Led SDK deployment & live operations across hundreds of app developers
• Established data science team responsible for 200M+ daily recommendation requests
• Featured speaker - Mobile Developer Conference China 2014, Bowery Capital CTO Summit 2014

Vungle acquired for $755M by Blackstone.

Patents Pending within US, EU, PRC

• SYSTEMS AND METHODS FOR PROVIDING ADVERTISING SERVICES IN A PREDICTIVE MANNER TO DEVICES WITH AN ADVERTISING EXCHANGE
• SYSTEMS AND METHODS FOR PROVIDING ADVERTISING SERVICES TO DEVICES
• SYSTEMS AND METHODS FOR PROVIDING ADVERTISING SERVICES TO DEVICES WITH AN ADVERTISING EXCHANGE

Kabam
Co-Founder & General Manager
2006 - 2012 (6 years)

Created Kingdoms of Camelot, 7th largest strategy game franchise of all time. (IGN Reader's Choice, Best Facebook Game 2010).

Led game design, product strategy, project management, and monetization for social games. Grew game studios division to 500+

Company was acquired for nearly $1B in three separate transactions to Netmarble, GAEA, and Fox.

https://www.wsj.com/articles/kabam-sells-majority-of-assets-to-south-koreas-netmarble-games-1482192002

http://www.latimes.com/business/hollywood/la-fi-ct-fox-aftershock-gaming-20170606-story.html

Games Released:
• Kingdoms of Camelot
• Glory of Rome
• FanSection Fantasy Football
• $20K Football Challenge
• Sports Illustrated Fantasy Football

AOL
Software Engineer
July 2005 - October 2006 (1 year 4 months)

- Responsible for development of key widgets across AIM Pages. Technical lead on AIM Pages modules for campus.
- Responsible for maintenance and integration of polling system used across multiple Time Warner properties.

- Served as project lead for AOL Explorer 2.0 - RSS client.
- AOL Blogs Widget

———

Education

Carnegie Mellon Univeristy
M.S., Electrical and Computer Engineering

Carnegie Mellon University
B.S., Electrical and Computer Engineering, Biomedical Engineering

Punahou School